Exhibit 22.4

Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

March 26, 2008

Dear Shareholder:

On behalf of both Management and our Board of Directors, we are pleased to invite you to attend the Annual Meeting of Shareholders of Magna International Inc. The Annual Meeting will be held at 10:00 a.m. (Toronto time) on Thursday, May 1, 2008 at:

Roy Thomson Hall 60 Simcoe Street Toronto, Ontario Canada

Accompanying this letter are the Notice of Annual Meeting of Shareholders, Management Information Circular/Proxy Statement and a form of proxy. In addition, if you have previously requested it, a copy of our Annual Report to Shareholders for the fiscal year ended December 31, 2007 also accompanies this letter.

We encourage you to attend the Annual Meeting in person in order to vote your shares and hear Management's presentations on the past year, current conditions and plans for the future.

If you are unable to attend the Annual Meeting in person, please complete and return the enclosed form of proxy in accordance with the instructions set out in the form and the enclosed Management Information Circular/Proxy Statement under the section entitled "How to Vote Your Shares — Registered Shareholders". If you are a non-registered shareholder, you should refer to the section of the Management Information Circular/Proxy Statement entitled "How to Vote Your Shares — Non-Registered Shareholders" to find out how to attend the Annual Meeting or instruct your intermediary with respect to the voting of your shares.

A simultaneous webcast of the Annual Meeting will also be available through Magna's website at www.magna.com.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Frank Stronach
Chairman of the Board